NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
'te: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Solarus Gold Project and Corporate Update

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

February 27, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that by way of acquisition and staking the Company has completed assembling the Solarus Gold Project. Novawest will have a one hundred percent interest in the Solarus Gold Project.

The Solarus property is underlain by Archean rocks and the Beardmore-Geraldton Greenstone Belt, encompasses 6 contiguous mineral claims (61 claim units totaling 2,440 acres) in the eastern extension of the Beardmore-Geraldton gold camp. It is situated in the Thunder Bay Mining District, northwestern Ontario. The property is approximately 50 kms east of Langlac, Ontario and lies 3 kms south of Highway 11, part of the Trans Canada highway system. The Beardmore-Geraldton camp has produced in excess of 4 million ounces of high-grade gold to date and lies directly north of the Hemlo-Schrieber gold district, which produces 25% of the gold production in Canada.

Table 1. PAST GOLD PRODUCTION OF BEARDMOREGERALDTON BELT/TASHOTA-ONAMAN BELT (from Mason and McConnell, 1983)

Past Producers	Years Active	Ounces of Gold Produced	Tons of Ore Milled	Average Grade Oz Au/ton
1/ Bankfield	1937-42, 1944-47	66,417	231,009	0.29
2/ Hardrock	1938-51	269,081	1,458,375	0.18
3/ Jellicoe	1939-41	4,238	10,620	0.40
4/ Leitch	1936-68	847,690	920,745	0.92
5/ Little Long Lac	1934-54, 1956	605,499	1,780,516	0.34
6/ MacLeod-Cockshutt	1938-68	1,475,728	10,337,229	0.14
7/ Magnet Consolidated	1938-43, 1946-52	152,089	359,912	0.42
8/ Mosher Long Lac	1962-66	330,265	2,710,657	0.12
9/ Northern Empire	1934-41, 1949	149,493	425,866	0.35
10/ Orphan (Dikdik)	1934-35	2,460	3,525	0.70
11/ Sand River	1937-42	50,065	157,870	0.32
12/ Sturgeon River	1936-42	73,438	145,123	0.51
13/ Talmora-Long Lac	1942, 1948	1,417	6,634	0.21
14/ Tombill	1938-42, 1955	69,120	190,622	0.36
TOTALS		**4,097,000**	**18,738,703**	**Average Grade 0.37**

dlw 4/4

Novawest Resources Inc. has invested a great deal of time screening potential Ontario gold projects before initiating an acquisition strategy to acquire the Solarus Gold Project. The history of this particular assemblage leads the Company to believe that there is excellent potential for economic mineralization on the property. The Company commissioned Clark Exploration Consulting of Thunder Bay, Ontario to prepare a Qualifying Report within the context of National Instrument 43-101. The work reported in their report is taken from assessment files in the Thunder Bay District Geologist's Office and reports in their own office files. They have made every attempt to accurately convey the content of those files, but due to the nature of the filings and reports they obviously cannot guarantee either the accuracy or validity of the work contained in the files. The authors of those earlier files were not necessarily "Qualified Persons" within the context of National Instrument 43-101.

In their 2003 report, Clark Exploration Consulting describes the earlier work and diamond drilling performed by Explorations Banque-Or in 1983 and Getty Canadian Metals Ltd. in 1983, 1984 and 1986. They state "The work undertaken on the Solarus in the 1980's indicates the presence of gold mineralization within the mineralized horizon consisting of a quartz-amphibole-carbonate-biotite-pyrite unit that has been interpreted to be either sedimentary or tuffaceous origin (Martin 1984). In the area of the Main Mineralized Zone, which has been the primary target of exploration to date, the gold mineralization here has been outlined along strike for a distance of 500 metres to a depth of 150 metres, with widths up to 10 metres wide (Titaro 1987)." Getty drilled ten holes in 1983 (total of 1,501.4 metres), eleven holes in 1984 (totaling 1887.0 metres), and four holes in 1986 (totaling 830 metres). These drill holes from each of these years are summarized in Tables 3, 4, and 5 below.

It is further explained by Clark Exploration Consulting, "Drilling by Getty and Banque-Or on the Main Mineralized Zone led to the interpretation that the two mineralized tuff horizons (centred around L0+00) might represent the limbs of a tight synclinal fold. The drilling in 1986 in the Main Zone (hole KL-86-22) was laid out to test for and intersect the tuff horizon in the crest of the interpreted fold structure, based on the Geraldton Camp gold model of gold mineralization located at crests of drag and asymmetric folds (Titaro 1987). Hole KL-86-22) did not intersect a fold crest. Results were disappointing, and Titaro recommended no further work be done on the Main Block; however it is the opinion of the writer (Desmond Cullen, P.Geo. who prepared the Novawest February 2003 report) that the goal of Getty's exploration was to delineate a 'sheet', or planar deposit, and that a more plausible model would be mineralized 'shoots', or linear-shaped bodies of gold-mineralized tuff/sediment. In this scenario (shoot-type mineralization), it is not as important to hit economic grades with every hole, as it is to hit the host-mineralized horizon. In some mines (i.e. the past producing Golden Patricia Mine west of Pickle Lake, northwestern Ontario) a general rule of thumb was that one hole in every six intersected economic grades (author, from personal experience and personal communication with J. Kovala, Mine Geologist). In high-grade veins, it has been known that 10-20% of the mine (or stope) carries the grade for the entire mine (or stope). Again, the Golden Patricia Mine is a good example, and the principle is applicable to most, if not all gold mines; including those within the Beardmore-Geraldton camp."

"Another area of interest is the area around 0+50W from about 0+50S to 1+00N in the Main Zone area. The significant break indicated in the geophysics could represent a mineralized fault zone, trending roughly parallel to the grid lines (i.e. grid north-south). Since all of the drill holes around here were drilled grid south, they may have been drilled parallel to this feature, and thus would not have intersected it. The target should be drill tested by drilling perpendicular to the grid lines (i.e. parallel to the baseline)."

It has been recommended that the previous drilling of the Main Zone be compiled and plotted on a longitudinal section, allowing for the possible identification of mineralized shoots plunging within the tuffaceous/sedimentary horizon. This should similarly be done for the Five Trenches Area, although it may not be as cost effective due to the relatively few drill holes at that location. An exploration budget of $447,095.00 has now been recommended to further evaluate the Solarus Gold Project by performing mechanical stripping and washing of the known showings, with particular attention given to the Main Mineralized Zone, the Five Trench Area, and the veins to the east (on claim 3000967) previously worked by Shields (1997). This would be followed by mapping and sampling of the trenched areas. The mechanical stripping should also attempt to expand and extend the known mineralization. Finally, all targets determined from the above work (in particular the determination of possible ore shoots) would be drilled on a relatively dense drill pattern.

In the earlier sampling and assaying files there is no description of sample preparation, analysis and security for the majority of the work, and only a few of the assay certificates were available for the work these companies reported. Their assaying was done by a variety of labs, including Bourlamaque Assay Labs in Val D'or, Quebec; Bell-White Analytical Labs in Haileybury, Ontario; X-ray Labs in Don Mills, Ontario; and Swastika Labs in Swastika, Ontario. The samples in Table 6 were taken in January 2003 by Clark Exploration Consulting and personally delivered by their geologist to Accurassay Laboratories in Thunder Bay, Ontario and processed by fire assay. Accurassay is registered ISO 17025.

Table 2. Significant Intersections from Explorations Banque-Or Drilling (1980-83)

Hole Number	Dip	Azimuth	Interval (ft.)	Length (ft.)	Grade Au (oz./t)
1980 Drilling					
80-1	-90	Vertical hole	95.0 – 116.0	21.0	1.26 oz/ton
80-2	-90	Vertical hole	115.0 – 118.0	3.0	2.03 oz/ton
80-3	-90	Vertical hole	74.0 – 83.0	9.0	0.13 oz/ton
80-5	-90	Vertical hole	33.0 – 48.8	15.8	0.14 oz/ton
80-7	-90	Vertical hole	10.0 – 15.0	5.0	0.17 oz/ton
1983 Drilling					
83-12	-45	210 (grid south)	123.5 – 140.8	17.3	0.10 oz/ton
83-13	-45	210	137.5 – 142.5	5.0	0.15 oz/ton
83-16	-60	210	21.5 – 22.0	0.5	25.82 oz/ton
			118.0 – 135.0	17.0	0.10 oz/ton
83-18	-45	210	133.0 – 139.0	6.0	0.11 oz/ton
83.21	-47	210	114.0 – 119.0	5.0	0.10 oz/ton
83.23	-45	210	56.4 – 73.7	17.3	0.10 oz/ton
83.24	-60	210	156.5 – 169.0	12.5	0.13 oz/ton
83.27	-45	210	31.6 – 40.0	8.4	0.10 oz/ton
83.33	-66	210	203.8 – 212.7	8.9	0.27 oz/ton
83.34	-65	210	227.3 – 244.1	16.8	0.23 oz/ton

Table 3. 1983 Getty drilling and Significant Intersections **Note – All holes drilled grid south (210 deg. Azimuth)

Hole Number	Easting	Northing	Dip	Depth (m)	Interval (m)	Length (m)	Au (oz./ton
KL-83-01	0+25W	0+59N	?	?	27.50 – 28.00	0.50	0.109 oz/ton
KL-83-02	0+00	0+51N			78.50 – 80.00	1.50	0.023 oz/ton
KL-83-03	0+46E	0+41N	-60	122.0	103.10 – 103.60	0.50	0.190 oz/ton
					107.40 – 107.90	0.50	0.112 oz/ton
KL-83-04	0+91E	0+49N	-60		102.00 – 102.50	0.50	0.026 oz/ton
KL-83-05	1+37E	0+58N	-60	122.0	94.85 – 95.25	0.40	0.012 oz/ton
KL-83-06	0+92E	0+98N	-61	191.0	111.00 – 112.00	1.00	0.025 oz/ton
KL-83-07	0+46E	0+85N	-60	197.0	159.00 – 163.00	4.00	0.118 oz/ton
including					161.90 – 163.00	1.10	0.271 oz/ton
					167.40 – 168.30	0.90	0.127 oz/ton
KL-83-08	0+69E	0+46N	-60	128.0	107.50 – 109.10	1.60	0.035 oz/ton
KL-83-09	0+23E	0+49N	-60	131.0	107.50 – 114.00	6.50	0.100 oz/ton
Including					110.50 – 112.50	2.00	0.180 oz/ton
KL-83-10	0+00	0+89N	-60	203.0	144.00 – 145.50	1.50	0.110 oz/ton
including					149.50 – 151.00	1.50	0.100 oz/ton

Table 4. 1984 Getty Drilling and Significant Intersections **Note: All holes drilled grid south (210 deg. Azimuth)

Hole No.	Easting	Northing	Dip	Depth (m)	Interval (m)	Length (m)	Au (g/t)
KL-84-11	1+00W	1+00N	-50	125.0	55.90 – 56.40	0.50	1.00
					57.50 – 58.00	0.50	1.20
					110.15 – 110.55	0.40	1.60
					111.05 – 111.55	0.50	1.10
					111.55 – 112.05	0.50	2.00
KL-84-12	1+00W	0+25N	-50	150.0	No significant assays		
KL-84-13	0+95W	0+50S	-50	116.0	No significant assays		
KL-84-14	2+00W	0+85N	-50	152.0	53.00 – 53.35	0.35	1.30
					59.00 – 59.50	0.50	1.70
					59.50 – 59.90	0.40	2.40
					59,90 – 60.30	0.40	3.10
KL-84-15	2+00W	0+25S	-50	146.0	No significant assays		
KL-84-16	3+00W	0+85N	-50	152.0	No significant assays		
KL-84-17	3+50W	1+00N	-50	182.0	110.30 – 110.80	0.50	4.30
KL-84-18	4+00W	1+96S	-50	195.0	No significant assays		
KL-84-19	5++25W	0+75N	-50	197.0	No significant assays		
KL-84-20	1+00E	1+00E	-60	267.0	202.00 – 202.50	0.50	2.00
KL-84-21	9+00W	9+00W	-50	203.0	94.40 – 94.90	0.50	3.10
					94.40 – 95.40	0.50	5.80
					102.10 – 102.60	0.50	8.70
					103.10 – 103.50	0.40	2.30

Table 5. 1986 Getty Drilling and Significant Intersections. **Note all holes drilled grid south (210 deg. Azimuth)

Hole No.	Easting	Northing	Dip	Depth (m)	Interval (m)	Length (m)	Au (g/t)
KL – 86 – 22	0+00	1+61N	-60	287.0	193.20 – 194.20	1.0	1.72
					253.00 – 255.50	2.50	1.08
KL – 86 – 23	10+00W	7+21S	-59	224.0	222.00 – 222.50	0.50	2.43
KL – 86 – 24	8+00W	7+22S	-50	95.0	11.00 – 11.50	0.50	1.34
KL – 86 – 25	9+00W	6+44S	-50	224.0	132.00 – 132.50	0.50	1.17
					174.50 – 175.00	0.50	1.37
					177.50 – 178.00	0.50	1.47

The diamond drilling previously done on the property consisted of both "BQ"- and "NQ"- sized core. The intersections given in the tables represent core lengths, and thus are apparent widths, not true widths. Aside from the drill programs, previous work included a variety of sampling methods, including grab samples (indiscriminate samples of outcrop), and chip samples (samples taken as continuously as possible across stratigraphy to indicate true widths of mineralized zones). Since this work was subsequently followed-up by drilling, which is of much greater significance, we have not covered it in much length herein. Since the reports on the previous work were written previous to the introduction of National Instrument 43-101, there is no discussion of such parameters as "sample quality", "recovery factors" etc.. There was also no discussion of any particular procedure for laying out samples, and it can only be assumed that the standard procedure was to identify zones of interest in the core (i.e. zones of alteration and mineralization). Diamond drill core was logged; sections to be sampled were laid out and split, with half of the core sent to various labs for assay.

Table 6. On their 2003 site visit, Clark Exploration Consulting took 4 samples from the core stockpile onsite and submitted them for assay to Accurassay Laboratories in Thunder Bay, Ontario. The logs for the samples (from Getty's 1984 drilling) describe these samples as a mafic tuff with variable sulphide content, up to 2% pyrrhotite and up to 4-5% pyrite.

Sample number	Hole Number	Approximate Interval **	Assay (g/t)	Corresponding Getty Sample Number	Interval	Assay (g/t)
KL – 1 check	KL – 84 – 20	201.5 – 203.0	0.698 0.745	E1239 E1240 E1241	201.50 – 202.00 202.00 – 202.50 202.50 – 203.00	0.13 2.02 0.01
KL – 2 check	KL – 84 – 21	94.4 – 94.9	8.237 8.298	E1270	94.40 – 94.90	3.01
KL – 3 check	KL – 84 – 21	94.9 – 95.4	0.214 0.253	E1271	94.90 – 95.40	5.80
KL – 4 check	KL – 84 – 21	95.4 – 96.4	0.493 0.548	E1272 E1273	95.40 – 96.05 96.05 – 96.55	0.60 0.10

**The intervals are approximate due to the core having been disturbed and meterage markers having been disturbed or lost.

Four of the six claims that constitute the Solarus were staked directly by Novawest, and the remaining two claims were purchased under an purchase agreement that provides for Novawest to pay the vendor fifty thousand common shares of the Company upon exchange approval. The Vendor will have a 2% NSR on the claims. The Company has the right to purchase one half of the NSR from the Vendor for one million dollars. All terms and conditions are subject to Exchange approval.

Once the Company's geological personnel have completely reviewed the new report on the Solarus a strategy to undertake the recommended drill program will be initiated. In the mean time management is talking to various other exploration companies with regard to possible joint ventures on the Solarus Project.

The Company invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.